SECURITY AND EXCHANGE COMMISSION
                          Washington, DC 20549


                               SCHEDULE 13G
                Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*



    			INDUSTRIAL DISTRIBUTION GROUP INC
                           (Name of Issuer)

                            Common Stock
                    (Title of Class of Securities)


                          	456061100
                              (Cusip #)




Cusip No.    456061100       13G                Page 1 of 3 Pages

1  Name of Reporting Person
        Dalton, Greiner, Hartman, Maher & Co LLC
        IRS Identification 59-3418454

2) Check the Appropriate box if a Member of a group*

3) SEC Use Only

4) Citizenship or place of Organization
        Delaware LLC

Number of Shares Beneficially Owned by Each Reporting Person With:

   5) Sole Voting Power
      915,756

   6) Shared Voting Power
      0

   7) Sole Dispositive Power
      935,956

   8) Shared Dispositve Power
      0

9) Aggregate Amount Beneficially owned by each reporting person
     935,956

10) Check Box if the aggregate amount in row (9) excludes certain Shares

11) Percent of Class Represented by Amount in Row 9
     9.91%

12) Type of Reporting Person
      IA

Cusip No.    456061100          13G                Page 2 of 3 Pages

Item 1(a).  Name of Issuer:
            INDUSTRIAL DISTRIBUTION GROUP INC

Item 1(b).  Address of Issuer's Principal Executive Office:
            950 EAST PACES FERRY ROAD, SUITE 1575
            ATLANTA, GA 30326


Item 2(a).  Name of Person Filing:
            Dalton, Greiner, Hartman, Maher & Co LLC

Item 2(b).  Address of Principal Business Office:
            565 Fifth Avenue, Suite 2101
            New York, NY 10017

Item 2(c).  Citizenship:
            Delaware LLC

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number
            456061100

Item 3.     This statement is filed pursuant to Rules 13d-
            1(b), or 13d-2(b), the person filing is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership:
         (a)  Amount beneficially owned:
              935,956 shares

         (b)  Percent of Class:
              9.91%

         (c)  Number of shares as to which such person has:
              (i)  sole power to vote or to direct the vote:
                   915,756 shares
              (ii) shared power to vote or to direct the vote:
                   0 shares
              (iii) sole power to dispose or to direct the disposition:
                   935,956 shares
              (iv) shared power to dispose or to direct the disposition:
                   0 shares

Item 5. Ownership of Five Percent of Less of a Class :
        Not Applicable

Item 6. Ownership of more than five percent on behalf of another person:
        Not Applicable

Item 7. Identification and Classification of the subsidiary which acquired the security being reported on by the parent holding company:
        Not Applicable

Item 8. Identification and Classification of Members of the Group:
        Not Applicable

Cusip No.    456061100       13G                Page 3 of 3 Pages

Item 9. Notice of Dissolution of Group:
        Not Applicable

Item 10. Certification :
        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        February 09, 2007

        Dalton, Greiner, Hartman, Maher & Co LLC
        By : /s/Thomas F. Gibson
        Title : CFO